Exhibit 99.7

AMENDING AGREEMENT

This amending agreement (the “Amending Agreement”) is made as of August [13], 2022 among Bitfarms Ltd., a corporation incorporated under the laws of Ontario (the “Purchaser”) and Shenzhen DJ technology Co., Ltd, (Company No.:                                     ) a company incorporated under the laws of China (the “Vendor”, and together with the Purchaser, the “Parties” and each individually a “Party”).

RECITALS

A.	Pursuant to a sales contract, dated July 3rd, 2021, between the Purchaser and the Vendor (the “Sales Contract”), the Purchaser agreed to purchase and the Vendors agreed to sell the Target Products, as that term is defined in the Sales Contract.

B.	The Parties have agreed to execute this Amending Agreement to amend the payment schedule contained in the Sales Contract as set out in Section 2 Price and Payment of the Sales Contract.

NOW THEREFORE in consideration of the mutual covenants set out in the Sales Contract and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby covenant and agree as follows:

1. Definitions

Capitalized terms not otherwise defined herein will have the meaning assigned to them in the Sales Contract.

2. Price and Payment

Section 2.2.2 of the Sales Contract is hereby amended, such that all “60% down payments” by the Purchaser contemplated by Section 2.2.2, which are due during and after June 2022 (including, for greater certainty, the July 2022 down payment), and all “40% balance payments” by the Purchaser contemplated by Section 2.2.2, which are due during and after November 2022 (including, for greater certainty, the December 2022 balance payment), are subject to further negotiation between the Parties and the terms of the same shall be finalised in a subsequent amendment to the Sales Contract.

Section 2.2.2 of the Sales Contract is further amended, such that all deliveries by the Vendor, which are due during and after November 2022, are subject to further negotiation between the Parties and the terms of the same shall be finalised in a subsequent amendment to the Sales Contract.

Notwithstanding the foregoing, both the Buyer and the Vendor shall endeavour to meet all obligations owed under the Sales Contract, outstanding as of the date of this Amending Agreement, at some time in the year 2023.

3. Additional Provisions

Each of the Parties agrees that save and except as amended in this Amending Agreement, all terms of the Sales Contract shall continue in full force and effect and shall be binding on the Parties and the Sales Contract (as amended hereby) is ratified and confirmed and shall be effective as of the date written below. The Parties hereby confirm that this Amending Agreement, together with the Sales Contract, as amended hereby, contain the entire agreement between the Parties hereto and that each Party is in good standing in accordance with their terms.

Redaction: Confidential information regarding the Vendor.

4. Representations and Warranties

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Amending Agreement;

(b)	this Amending Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)	it has executed this Amending Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Amending Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party);

(d)	it has read this Amending Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Amending Agreement is being entered into voluntarily for the purpose set out herein; and

(e)	except as set out herein, there has been no representation of fact or opinion, promise, threat or inducement made to it that affected its decision to enter into this Amending Agreement and the consideration stated herein is the sole consideration for this Amending Agreement.

5. Enurement

This Amending Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and assignees.

6. Execution

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Amending Agreement and to any matter or thing contemplated pursuant to this Amending Agreement.

7. Counterparties

This Amending Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Amending Agreement to produce more than one counterpart. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by the receiving fax machine as original signatures of the Parties; provided, however, that any of the Parties providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Amending Agreement which was so faxed.

[Signature Page to Follow]

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first above written.

Signed
Witness

Signed
Witness

Bitfarms Ltd.

By:	Signed
Name:
Title:

Shenzhen DJ technology Co., Ltd

By:	Signed
Name:
Title:

[Signature Page to Amending Agreement]

Redaction: Confidential information regarding the Vendor.